ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 MATERIAL FACT Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”), in compliance with the provisions in Article 157, paragraph 4 of Law No. 6,404/76 and in Resolution No. 44/21 of the Brazilian Securities and Exchange Commission (CVM), informs its stockholders and the market in general that it released as of this date its projections for the year 2024 in accordance with item 3 (“Projections”) of the Reference Form. (1) Includes financial guarantees provided and corporate securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses; (4) Considers pro forma adjustments in 2023 of the sale of Banco Itaú Argentina. It is worth mentioning that the Company considers, for business management purposes, a cost of capital of approximately 13.75% p.y. Information on outlooks for the business, projections and operational and financial goals are solely forecasts, based on management’s current outlook in relation to the future of Itaú Unibanco. These expectations are highly dependent on market conditions, general economic performance of the country, of the sector and the international markets. Therefore, our effective results and performance may differ from those forecasted in this prospective information. São Paulo, February 5, 2024 Renato Lulia Jacob Group Head of Investor Relations and Market Intelligence